

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

<u>Via Facsimile</u>
Mr. Yuejian (James) Wang
Principal Executive Officer
China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

Re: China Direct Industries, Inc.
          Form 10-K for the fiscal year ended September 30, 2010
          Filed December 23, 2011
          Form 10-K/A for the fiscal year ended September 30, 2010
          Filed January 28, 2011
          Form 10-Q for the quarterly period ended December 31, 2010
          Filed February 14, 2011
          Form 10-Q for the quarterly period ended March 31, 2011
          Filed May 16, 2011
          Response letter dated June 21, 2011
          File No. 001-33694

Dear Mr. Wang:

We have reviewed your response letter dated June 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2010</u>

<u>Certain Relationships and Related Transactions, and Director Independence, page 12</u>

1.   We note your response to comment five from our letter dated May 23, 2011, and your undertaking to supplement your disclosure in future reports to the extent applicable to include the additional information provided in your response. Please provide us with a sample of your proposed future disclosure. In addition, please ensure that such disclosure

clarifies whether the sole purpose of the Beijing Mingshang Loan was to provide cash collateral for the Fushun Bank Loan to Mr. Chen's business partner.

Note 19 – Commitments and Contingencies, page F-35

2.   In your response to comment 3 in our letter dated May 23, 2011 you characterize the $7.4 million charge as an impairment charge rather than a reserve for a loss contingency. Further, within your proposed disclosure you state "Because of the uncertainties related to both the amount and range of loss related to our investment in Pan Asia Magnesium, our current loss estimate may require revision."   Please clarify what you mean by this statement, as we understand the carrying value of the investment has already been reduced to nil.

3.   Please explain how the ongoing litigation you have with the non-controlling shareholders of Pan Asia Magnesium impacts your plans to sell your interest in the investment. Specifically, tell us whether this litigation has limited your ability to sell this investment at any time, and tell us how your plans of sale would be impacted if the joint venture was dissolved as a result of this litigation.

Form 10-Q for Quarterly Period Ended December 31, 2010

Financial Statements

Note 11 – Capital Stock, page 15

4.   We have read your response to comment 6 in our letter dated May 23, 2011 and see that you did not provide details of your computations of the adjustments that would be required for each quarterly period to correct the errors in your financial statements. For each previously issued quarterly financial statement that would be impacted by the correction of the errors, you will need to quantify the adjustments that would be recorded to correct the errors in accounting. Please identify the adjustments that are associated with the preferred stock containing an embedded contingent beneficial conversion option separate from adjustments necessary to record the warrants as derivative liabilities. Please include all of the details necessary to show your computations of each adjustment amount.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director